Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

Customers 1st Bancorp, Inc.
Phoenixville, Pennsylvania

We hereby consent to the use in the prospectus-proxy statement constituting a part of this Amendment No. 2 to the Registration Statement on Form S-1 (Registration Statement No. 333-166225) of our report dated April 19, 2010, relating to the financial statements New Century Bank including the balance sheets of New Century Bank as of December 31, 2009 and 2008, and the related statements of operations, changes in stockholders’ equity and cash flows for the years in the three year period ended December 31, 2009, which are contained in that prospectus-proxy statement.

We also consent to the reference to us under the caption “Experts” in the Prospectus.

/s/ ParenteBeard LLC

ParenteBeard LLC
Reading, Pennsylvania
July 2, 2010